SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                      FORM 10-C

          REPORT BY ISSUER OF SECURITIES QUOTED ON THE NASDAQ STOCK MARKETS
                                          SM
           Filed Pursuant to Section 13 or 15(d) of the Securities Exchange
                   Act of 1934 and Rule 13a-17 or 15d-17 thereunder

                           LONESTAR HOSPITALITY CORPORATION
                  (Exact name of registrant as specified in charter)

              3131 Turtle Creek Blvd., Suite 1301, Dallas, Texas  75219
                       (Address of Principal Executive Offices)

          Registrant's telephone number, including area code:    (214) 520-
          9292

                      I.  CHANGE IN NUMBER OF SHARES OUTSTANDING
           Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:
          1.   Title of security:  Common  Stock,  par value  $.01 (changed from $.04)
          2.   Number of shares outstanding before the change:   25,930,741

          3.   Number of shares outstanding after the change:    5,186,149
          4.   Effective date of change:     December 11, 1995
          5.   Method of change:   Reverse stock split
          6.   Give brief description of transaction:  One-for-five reverse
                                                       stock    split   and
                                                       change in par  value
                                                       from  $.04 to  $.01.
                                                       Fractional    shares
                                                       rounded  to  nearest
                                                       whole share.


                             II. CHANGE IN NAME OF ISSUER
          1.   Name prior to change:    N/A
          2.   Name after change:       N/A
          3.   Effective date of charter amendment changing name:  N/A

          4.   Date of shareholder approval of change, if required:  N/A


          Date: March 22, 1996    LONESTAR HOSPITALITY CORPORATION


                           BY: /s/ Steven B. Solomon
                           Steven B. Solomon, Chief Operating Officer
                                  and Secretary
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